UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             FRONTIER AIRLINES, INC.
                                (Name of Issuer)

                  Common Stock Purchase Warrants, no par value
                         (Title of Class of Securities)

                                     [FRNT]
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]     Rule 13d-1(b)
         [ X ]     Rule 13d-1(c)
         [   ]     Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 11 Pages

CUSIP No. [FRNT]


1.       Names of Reporting Persons.

         IMPRIMIS INVESTORS LLC

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                           Delaware



         Number of Shares      5.      Sole Voting Power                       0
         Beneficially
         Owned by Each         6.      Shared Voting Power               380,120
         Reporting
         Person With           7.      Sole Dispositive Power                  0

                               8.      Shared Dispositive Power          380,120

9.       Aggregate Amount Beneficially Owned by Each Reporting Person    380,120


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                    2.4%


12.      Type of Reporting Person (See Instructions)                          CO



                                                              Page 2 of 11 Pages

CUSIP No. [FRNT]


1.       Names of Reporting Persons.

         WEXFORD SPECTRUM INVESTORS LLC

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                           Delaware



         Number of Shares      5.      Sole Voting Power                       0
         Beneficially
         Owned by Each         6.      Shared Voting Power                     0
         Reporting
         Person With           7.      Sole Dispositive Power                  0

                               8.      Shared Dispositive Power                0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person          0


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                      0%


12.      Type of Reporting Person (See Instructions)                          CO



                                                              Page 3 of 11 Pages

CUSIP No. [FRNT]


1.       Names of Reporting Persons.

         CHARLES E. DAVIDSON

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                      United States



         Number of Shares      5.      Sole Voting Power                       0
         Beneficially
         Owned by Each         6.      Shared Voting Power               380,120
         Reporting
         Person With           7.      Sole Dispositive Power                  0

                               8.      Shared Dispositive Power          380,120

9.       Aggregate Amount Beneficially Owned by Each Reporting Person    380,120


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                    2.4%


12.      Type of Reporting Person (See Instructions)                          IN



                                                              Page 4 of 11 Pages

CUSIP No. [FRNT]


1.       Names of Reporting Persons.

         JOSEPH M. JACOBS

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                      United States



         Number of Shares      5.      Sole Voting Power                       0
         Beneficially
         Owned by Each         6.      Shared Voting Power               380,120
         Reporting
         Person With           7.      Sole Dispositive Power                  0

                               8.      Shared Dispositive Power          380,120

9.       Aggregate Amount Beneficially Owned by Each Reporting Person    380,120


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                    2.4%


12.      Type of Reporting Person (See Instructions)                          IN



                                                              Page 5 of 11 Pages

CUSIP No. [FRNT]


1.       Names of Reporting Persons.

         WEXFORD MANAGEMENT LLC

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                        Connecticut



         Number of Shares      5.      Sole Voting Power                       0
         Beneficially
         Owned by Each         6.      Shared Voting Power               380,120
         Reporting
         Person With           7.      Sole Dispositive Power                  0

                               8.      Shared Dispositive Power          380,120

9.       Aggregate Amount Beneficially Owned by Each Reporting Person    380,120


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                    2.4%


12.      Type of Reporting Person (See Instructions)                          CO



                                                              Page 6 of 11 Pages

Item 1.

     (a)   The name of the issuer is FRONTIER AIRLINES, INC. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 12015 East 46th Avenue, Denver, Colorado 80239.

Item 2.

     (a) This statement is being filed by (i) Imprimis Investors LLC, a Delaware limited liability company ("Imprimis"), (ii) Wexford Spectrum Investors LLC, a Delaware limited liability company
           ("Wexford Spectrum", and collectively with Imprimis, the "Warrant Holders") (iii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Imprimis is a Delaware limited liability company, the members of which are private investment funds. Imprimis was organized for the purpose of making various investments.

           Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. Wexford Spectrum was formed for the purpose of making various investments.

           Wexford Management, a Connecticut limited liability company, is a registered Investment Advisor and the manager of the Warrant Holders. Wexford Management also serves as an investment advisor or sub-advisor to the members of the Warrant Holders.

           Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of the Warrant Holders.

           Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Management. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of the Warrant Holders.

     (d) This class of securities to which this statement relates is a warrant (the "Warrant") to purchase shares of the common stock, no par value, of the Issuer (the "Common Stock"). This statement amends the
           Schedule 13G, dated October 9, 1998, filed by the Reporting Person in respect of the Warrants.

     (e) The CUSIP number of the Warrant is [FRNT].

                                                              Page 7 of 11 Pages

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f)   ___ An employee benefit plan or endowment fund in accordance with

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. [ X ].

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of Warrants set forth below (on the basis of 15,161,944 shares of Common Stock issued and outstanding).

     Imprimis Investors LLC
     (a)   Amount beneficially owned:                                    380,120

     (b)   Percent of class:                                                2.4%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:                    0

           (ii)   Shared power to vote or to direct the vote:            380,120

           (iii)  Sole power to dispose or to direct the disposition of:       0

           (iv)   Shared  power to  dispose  or to direct  the  disposition  of:
                                                                         380,120

                                                              Page 8 of 11 Pages

     Wexford Spectrum Investors LLC
     (a)   Amount beneficially owned:                                          0

     (b)   Percent of class: 0%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:                    0

           (ii)   Shared power to vote or to direct the vote:                  0

           (iii)  Sole power to dispose or to direct the disposition of:       0

           (iv)   Shared power to dispose or to direct the disposition of:     0

     Charles E. Davidson
     (a)   Amount beneficially owned:                                    380,120

     (b)   Percent of class:                                                2.4%

     (c)   Number of shares as to which the person has:


           (i)    Sole power to vote or to direct the vote:                    0

           (ii)   Shared power to vote or to direct the vote:            380,120

           (iii)  Sole power to dispose or to direct the disposition of:       0

           (iv)   Shared power to dispose or to direct the disposition of:
                                                                         380,120

     Joseph M. Jacobs
     (a)   Amount beneficially owned:                                    380,120

     (b)   Percent of class:                                                2.4%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:                    0

           (ii)   Shared power to vote or to direct the vote:            380,120

           (iii)  Sole power to dispose or to direct the disposition of:       0

           (iv)   Shared power to dispose or to direct the disposition of:
                                                                         380,120

     Wexford Management LLC
     (a)   Amount beneficially owned:                                    380,120

     (b)   Percent of class:                                                2.4%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:                    0

           (ii)   Shared power to vote or to direct the vote:            380,120

                                                              Page 9 of 11 Pages

           (iii)  Sole power to dispose or to direct the disposition of:       0

           (iv)   Shared power to dispose or to direct the disposition of:
                                                                         380,120

     Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the interests in the Warrant Imprimis and Wexford Spectrum beneficially own.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X [.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 11 Pages

Dated:     January 28, 1999

                                            IMPRIMIS INVESTORS LLC

                                            By:   /S/ ARTHUR A. AMRON
                                                  -------------------
                                                  Name: Arthur H. Amron
                                                  Title:   Vice President


                                            WEXFORD SPECTRUM INVESTORS LLC

                                            By:   /S/ ARTHUR A. AMRON
                                                  -------------------
                                                  Name: Arthur H. Amron
                                                  Title:   Vice President


                                            WEXFORD MANAGEMENT LLC

                                            By:   /S/ ARTHUR A. AMRON
                                                  -------------------
                                                  Name: Arthur H. Amron
                                                  Title:   Senior Vice President


                                                  /S/ CHARLES E. DAVIDSON
                                                  -----------------------
                                                  CHARLES E. DAVIDSON


                                                  /S/ JOSEPH M. JACOBS
                                                  --------------------
                                                  JOSEPH M. JACOBS

                                                             Page 11 of 11 Pages